Exhibit (c)(i)

Greenhill Discussion Materials February 7, 2009 Project Milos

Disclaimer This presentation is strictly confidential and has been prepared by Greenhill & Co., LLC ("Greenhill") for the use of Roche (the "Company"), is for information only and may not be used for any purpose or disclosed to any other person without Greenhill's prior written consent, and should not be relied upon by any other person. These materials are not intended to be and do not constitute a recommendation to any person or entity as to whether to acquire or dispose of or take any other action in respect of any securities of the Company or any other person, including Genentech. In preparing these analyses, Greenhill has relied on publicly available information and other information provided to it by the Company, Genentech, and their respective representatives and has assumed, without independent verification, the accuracy and completeness of all such information. Greenhill does not assume any responsibility or liability therefor. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information presented herein or its suitability for any particular purpose. Greenhill has not conducted any evaluation or appraisal of any assets or liabilities of Genentech or any other person referred to in this presentation. This presentation speaks only as of the date given, and Greenhill does not undertake and has no obligation to update the information in this presentation.

Table of Contents Executive Summary Valuation Supporting Materials Appendix

Executive Summary Greenhill understands that Roche purchased a majority stake in Genentech in 1990, and has had a controlling stake in the company for the past ~18 years Whereas Roche held 100% of Genentech in 1999, Roche currently owns 55.8% of Genentech's outstanding common stock, with the remainder publicly held While still the majority owner, Roche has allowed Genentech to maintain its independence Of the seven Board members, three are independent directors, one is the Genentech CEO and the three others are designated by Roche Roche retains the right to take control over the Genentech Board at any time (via the Genentech governance notice) Roche has reached a critical decision point in its pursuit to acquire the outstanding publicly held shares of Genentech, and must determine next steps in order to reach a resolution During the six months since its $89/share proposal, Roche has articulated in detail its valuation rationale to the Special Committee and performed follow up due diligence Following a number of meetings between advisors as well as discussions between principals, and nearly five months after Rocket's $89/share proposal, the Special Committee presented its view that $112/share was its asking price Roche's strategic alternatives include: (a) continuing discussions with the Special Committee; (b) walking away; or (c) launching a unilateral tender offer Roche and the Special Committee fundamentally disagree on several key topics driving value - including pipeline, pricing assumptions, probability of technical success ("PTS"), and Avastin adjuvant Based on the feedback and interaction to date, it appears unlikely that the Genentech Special Committee has interest in an agreed transaction at or close to $89/share A tender offer will allow Genentech public stockholders to make a decision as to the attractiveness of Roche's offer Executive Summary

Summary of Key Events to Date Initial Proposal and Genentech June LRP Summary On July 21, 2008, Roche made a proposal of $89 per share to acquire the outstanding publicly held shares of Genentech. Although Roche's proposal was unsolicited, Roche has communicated with Genentech, the Special Committee and its representatives in a manner consistent with a friendly transaction Roche had the ability to proceed on a negotiated or unilateral basis, and to deliver a governance notice - which would allow Roche to hold a majority of the Genentech board. Despite this, Roche elected to pursue a friendly transaction to maximize trust / goodwill and fully investigate the Special Committee's views on value Roche's proposal was based on various analyses, including a review of a revised summary (the "June LRP Summary") of Genentech's December 2007 long range plan through 2018 Roche received Genentech's June LRP Summary as part of its normal inter-company planning process This planning process consists of Board approval of Genentech's long-range business plan each December, in line with Genentech's December fiscal year-end reporting In 2008, this board-approved plan was adjusted to reflect certain results and sent to Roche in June 2008 Specifically, the June LRP Summary included updates to reflect the result for Avastin metastatic breast cancer (e.g. favorable news on Avastin BC and AVADO results) and Lupus news (e.g. decrease in Rituxan for MS and Lupus failures) Although Roche has differences with certain of the projections and assumptions in the June LRP summary, it views the forecast as not influenced by the subsequent public announcement of Roche's proposal The June LRP Summary reflects Genentech's probability adjustments for all projected therapeutics, including Avastin adjuvant Executive Summary Source: June LRP Summary

Summary of Key Events to Date Avastin Adjuvant Assumptions Executive Summary The June LRP Summary includes Genentech's risk-adjusted revenue projections for all therapeutics, including Avastin adjuvant, which is based on Genentech's PTS for adjuvant colorectal, lung and breast cancer indications Approximately 60%(1) of the value of adjuvant is tied to a successful launch for breast cancer, which is forecast to start generating revenue in 2012 The current C-08 trial deals with patients suffering from colorectal cancer, though the success or failure of the C-08 trials would be an important factor to consider in increasing or decreasing the PTS associated with all of the respective adjuvant line items in the June LRP Summary (colorectal, breast, lung) It is important to note, however, that a successful result in the C-08 trials does not guarantee the success of adjuvant for other contemplated indications Roche believes that there is a meaningful likelihood that the NSABP trial is not sufficient to receive regulatory approval for Avastin in the adjuvant colon cancer indication, and that further trial results, such as AVANT, may be required The value in the June LRP Summary attributable to the successful launches of adjuvant colorectal, lung and breast indications is significantly higher than Roche would project independently These differences lead Roche to value the collective adjuvant indications at approximately 50% of what Genentech projects Specifically, Roche disagrees with Genentech's large estimated patient population, optimistic pricing assumptions and uptake/market share assumptions Despite these differences, Roche did not adjust any of Genentech's more optimistic adjuvant forecasts already included in the June LRP Summary, due to the following: Roche's belief that the June LRP Summary was prepared in the ordinary course, prior to Roche's public proposal Roche's desire for a negotiated transaction Based on the projections in the June LRP Summary, since the majority of the value associated with Avastin adjuvant indications is tied to the longer term breast indication, the valuation impact of any positive or negative trial result in April should be mitigated Note, currently Genentech has a greater than 50% PTS associated with adjuvant Consequently, the implication of a negative C-08 trial result would be to significantly lower the PTS for all adjuvant indications - which would likely warrant a downward revision in valuation Source: June LRP Summary (1) Based on a 9% discount rate and other assumptions applied equally to each respective indication

Summary of Key Events to Date Roche's Efforts to Engage Special Committee in Valuation Discussions Executive Summary To assist Roche in assessing the value of Genentech prior to the July 21st offer, Greenhill analyzed the following: Discounted cash flow values based on the June LRP Summary Relevant premiums paid in precedent squeeze-out transactions Relative trading levels of comparable public companies Wall Street analyst price targets Following receipt of the aforementioned analyses, and taking into consideration then-prevailing market conditions, Roche announced its proposal to acquire the outstanding publicly held Genentech shares for $89/share This proposal was made under the expectation of a negotiated transaction, rather than unilateral action On August 13, 2008, Genentech issued a press release announcing that Genentech's Special Committee had unanimously determined to reject the $89 per share proposal as substantially undervaluing Genentech Following the Special Committee's rejection of Roche's $89 per share proposal, representatives of Roche and the Special Committee met to discuss various topics, as follows: On August 21, 2008, Greenhill presented to Goldman Sachs ("Goldman"), the financial advisor to the Special Committee, the rationale for Roche's $89/share proposal and asked Goldman to present the Special Committee's view of value. Goldman informed Greenhill that the Special Committee was not prepared to discuss its view of value, given the Special Committee's view that Roche's proposal substantially undervalued Genentech. No clarity was provided in order to interpret this feedback Several days later, the Special Committee responded through Goldman and asked Roche to consider the potential valuation upside from tax benefits, higher synergies, and long-term investments on Genentech's balance sheet After exploring the above topics, on September 9, 2008 Greenhill presented to Goldman an implied valuation that illustrated such matters, including a detailed bottom-up synergies analysis developed by Roche Additionally, Greenhill asked that the Special Committee provide detail regarding its view of achievable synergies, and repeated Roche's request for the Special Committee's asking price - neither of which were provided On October 2, 2008, Greenhill had a conference call with Goldman, during which Goldman presented a 1-page document from the Special Committee discussing Genentech's R&D, productivity, and ways to "protect R&D innovation." The document contained no view on valuation and, on the call, Goldman again declined to provide the Special Committee's view on value Following the Special Committee's continued refusal to engage in a meaningful discussion on value, Dr. Franz Humer informed Dr. Charles Sanders that Roche would not increase its proposal without understanding the basis for Genentech's more optimistic view on value. After further discussion, Drs. Humer and Sanders agreed that their advisers would engage in detailed valuation discussions

Summary of Key Events to Date November FM and Roche's Areas of Divergence Executive Summary On November 16, 2008, Genentech presented a new financial model to Roche (the "November Financial Model" or "November FM") The November FM contemplated new forecasts of risk-adjusted revenues, expenses and cash flows for Genentech from 2009 through 2024 As compared to the June LRP Summary, the November FM increased cash flow significantly by revising a number of assumptions including higher PTS, increased pricing and accelerated launch dates on key products as well as reductions of items that negatively affect free cash flow (e.g., taxes, capital expenditures, net working capital) When questioned by representatives of Roche, Genentech management indicated that it had no plans to update its public guidance based on the updated forecasts contained in the November FM On December 12, 2008, the Special Committee presented its $112/share asking price to Roche - the first time it provided a view on value This asking price was the sum of a discounted cash flow analysis of the November FM, less employee option expenses, plus incremental value associated with the expiration in 2015 of Roche's "opt-in" rights relating to the commercialization of Genentech's products outside the United States Since receiving the November FM and the Special Committee's view on value, Roche has conducted follow-up due diligence Based on its review of the diligence performed to date, Roche provided the Special Committee with a summary of its key areas of disagreement with the November Financial Model vis-a-vis the June LRP Summary and Roche's internal assumptions, which included the following: Likelihood of Lucentis non-inferiority Competitive landscape for Herceptin Effect of 2nd PML case on Raptiva sales Income tax rates Capital expenditure requirements Annual price increase assumptions Optimistic pipeline productivity Avastin adjuvant Estimated PTS Assumed launch dates Eligible population (breast cancer) Source: November FM, June LRP Summary

Summary of Key Events to Date Current Situation and Roche's Strategic Alternatives Executive Summary Genentech announced its full year results on January 15, 2009 and announced a weaker outlook for FY 2009 Specifically, Genentech announced FY 2009 EPS guidance of $3.55 - $3.90 per share, which was significantly below the Wall Street consensus of $3.92 per share, driven by uncertainty regarding upcoming clinical trial results, potential downside due to Raptiva and macroeconomic weakness Although the Special Committee indicated that it "remains open to continuing a constructive dialogue with Roche to find a solution to consummating a transaction," it also "continues to believe that the current ownership structure remains a viable option for" Genentech Following Roche's due diligence sessions regarding the November Financial Model, as well as analysis of - and discussions with the Special Committee regarding - the projections and assumptions variance between the November Financial Model and June LRP Summary, Roche's view on the value of Genentech had not increased Roche's due diligence to date has confirmed its view that the June LRP Summary represents a more realistic estimate of Genentech's long-term prospects than the November Financial Model The November Financial Model appears to be a negotiation aid for the Special Committee Due to the significant differences between Roche's and the Special Committee's views on value and the resulting negotiation impasse, Roche is forced to assess its available strategic alternatives, which include: (a) continuing discussions with the Special Committee; (b) walking away; or (c) launching a unilateral tender offer While continuing discussions with the Special Committee could possibly result in a transaction consistent with Roche's views on value, and would likely preserve intercompany relations more than unilateral action, the Special Committee's reluctance to constructively negotiate with Roche regarding value limits the viability of this alternative Walking away and considering resuming negotiations later may provide greater clarity regarding Avastin adjuvant test results, but delays Roche's realization of the benefits of a combination and means a longer period of uncertainty Launching a unilateral tender offer will allow shareholders to make a decision on the attractiveness of Roche's offer and could provide a shorter time to close vis-a-vis a negotiated transaction However, a second-step transaction would be necessary to close the transaction, and, unless Roche owns 90% or more after the tender offer, may result in a longer timeline Source: Genentech 4Q 2008 earnings release, IBES

Executive Summary

Pricing

Roche's Summary Initial Rationale

Roche's initial $89/share proposal was supported by various quantitative benchmarks, including precedent premiums paid and other market indications

Last Five Years Stock Price



Price ($)
Volume (mm)
All-time high
$100.20
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Average Stock Price as of 7/18/08

Year	Share Price
1 Week	$79.28
1 Month	$76.90
3 Month	$72.84
6 Month	$74.09
YTD[8]	$73.61
2007	$78.18
2006	$82.15
2005	$76.13
2004	$51.56
2003	$31.63

- Roche's $89 per share proposal in July 2008 provided full value to Genentech's public shareholders based on the following metrics:
  - A DCF based on the Genentech June LRP Summary suggested a valuation range of $73.94 – $81.54 per share[1]
    - Additionally, the proposal reflected Roche's total announced synergies. Roche's publicly disclosed annual synergy estimate of $750 - $850 million leads to an additional $5.43 - $6.16 per share in value[2]
      - Note: Roche intends to realize the value of nearly 40% of the run-rate synergy components whether or not it acquires the publicly held Genentech shares
  - As Roche controls 55.8% of the outstanding shares and holds 3 of 7 Board seats, the transaction would not result in a change of control
    - Additionally, Roche has a bylaw right to hold a majority of the Board (via the governance notice), which Roche can exercise at any time, without restriction
    - Accordingly, the proposal did not need to provide a change of control premium to Genentech's selling shareholders
  - In line with squeeze-out transaction premiums paid in precedent transactions[3]
    - Premiums – Comparable transaction set contemplates median premiums of 12.4%, 15.2%, and 16.9% for the 1 day, week and month preceding the offer announcement, respectively[3]
    - Roche's proposal implied 1 day, week and month premiums of 8.8%, 18.1%, and 19.0%, respectively
  - As of July 18, 2008, implied valuation multiples of 15.5x 2009E EBITDA and 23.1x 2009E net income, which were meaningfully higher than all but two of the Company's publicly traded peers[4]
    - Core comparable[5] set exhibited median multiples of 9.3x 2009E EBITDA and 15.8x 2009E net income
    - High-multiple comparable company Celgene was projected to exhibit a 36.8% long-term growth rate[6], had 2009E EBITDA and net income margins in excess of Genentech and trades at 25.1x 2009E EBITDA and 30.0x 2009E net income
      - Additionally, comparable company Gilead was projected to exhibit a 24.7% long-term growth rate[6], had margins well in excess of Genentech and traded at 16.2x 2009E EBITDA and 22.1x 2009E net income
      - Genentech was projected to exhibit a 19.2% long-term growth rate[6], implying a 2009E PEG of 1.2x at $89.00 per share
  - Exceeded Genentech's 52-week intraday high price of $82.50[7] and offered shareholders a pre-proposal / unaffected price last seen on 1/23/07 (545 days prior to proposal)
  - Exceeded Wall Street research analyst consensus pre-proposal / unaffected price target of $84.89[7]

Source: Company filings, Bloomberg, FactSet
(1) Represents the June LRP Summary DCF with a capital structure as of 7/18/2008 (basic shares and options outstanding as of 10Q for the period ending 3/31/2008 and balance sheet as of 2Q 2008 earnings release for the period ending 6/30/2008). Represents 2.0% - 3.0% perpetuity growth rate range
(2) Based on a fully diluted share count of 1,073.5 million shares as of 7/18/2008. DCF assumes a 9.0% WACC, a 0.0% perpetuity growth rate and a tax rate of 30.0%
(3) Includes all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. Excludes 8 squeeze-outs effectuated as part of a broader change of control transaction. Also includes the squeeze-out of Shell Canada and Fox Entertainment. Squeeze-out premium statistics as of 7/18/2008
(4) Publicly traded peers include Amgen, Biogen, Celgene, Cephalon, Genzyme and Gilead
(5) Core comparable publicly traded peers include Amgen, Biogen and Cephalon
(6) Long-term growth rate represents 3-5 year EPS compounded annual growth rate as forecasted by analysts and compiled by IBES
(7) As of 7/18/2008
(8) YTD represents the average stock price from 1/1/2008 to 7/18/2008

Greenhill

10

Executive Summary

Pricing

Roche's Summary Rationale For Current Offer Price

Genentech One Year Stock Price


Price ($)
Volume (mm)
7/21/2008
$105
$100
$95
$90
$85
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$65
50
45
40
35
30
25
20
15
10
5
0
Jan-08
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Jun-08
Sep-08
Nov-08
Jan-09

Relative Price Performance since 7/21/2008


110%
100%
90%
80%
70%
60%
50%
-7.51%
-10.43%
-28.94%
-32.93%
Jul-08
Aug-08
Oct-08
Nov-08
Dec-08
Jan-09
Genentech
Genentech Peer Group (2)
S&P 500
DJ Industrial Average

- Since Roche's initial proposal in July 2008, there have been well-documented global economic dislocations coupled with adverse developments in the credit markets
  - These severe economic developments, coupled with the passage of over six months of attempted negotiations with the Special Committee, warrant revisiting the initial proposal valuation as:
    - Genentech's prospects and valuation have declined, making it less valuable than before
    - Roche's transaction costs have increased materially, making the transaction more expensive
- Since July 18, 2008, comparable public company valuations have decreased significantly
  - Median comparable 2009E EV/EBITDA multiples have declined 22.6%, and 2009E P/E multiples have fallen 10.3%
- Applying the same 22.6% and 10.3% decreases to Genentech's 7/18/2008 EV/EBITDA and P/E multiples, respectively, would yield an unaffected Genentech per share price range of $64.03 to $73.38
  - Squeeze-out premiums applied to Genentech's implied unaffected price suggest a lower offer price range of $72.42 to $85.86[1]
- Genentech's earnings announcement and subsequent revised lower outlook for 2009E has caused research analysts to lower their base financial forecasts on Genentech below 7/18/2008 levels
- Additionally, the review of Genentech conducted by Roche revealed material downside risk to the June LRP Summary forecasts. For instance:
  - Competitive pricing environment unlikely to support Genentech robust pricing increases
  - CATT trial results could lead to significant declines in Lucentis sales
  - New PML case likely to have materially negative impact on Raptiva cash flows
  - Optimistic pipeline productivity
- Credit spreads have widened noticeably, even for high grade issuers such as Roche, and financing terms have become more onerous
  - For example, to finance its acquisition of Wyeth, Pfizer had to pay 7%-9% on one-year bank debt and agree to an unusual provision allowing banks an "out" if Pfizer's rating declines past certain thresholds
- The US dollar has strengthened vis-à-vis the Swiss Franc
  - When Roche made its initial proposal, the CHF / USD exchange rate of 1.023 was cited by Roche and analysts as key to the transaction, as it lowered Roche's effective purchase price
  - Since 7/18/2008, the Swiss Franc has depreciated to 1.153[3] versus the dollar, effectively increasing Roche's cost by close to $5 billion
- Although not quantifiable, the uncertainty involved in an unsolicited tender offer makes such a transaction worth less to Roche than a negotiated, friendly deal

Source: FactSet, Bloomberg
(1) Based on range of tier one squeeze-out transaction premiums. Includes all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. Excludes 8 squeeze-outs effectuated as part of a broader change of control transaction. Also includes the squeeze-out of Shell Canada and Fox Entertainment. Squeeze-out premium statistics as of 1/29/2009
(2) Peer Group includes Amgen, Biogen Idec, Celgene, Cephalon, Genzyme and Gilead Sciences
(3) As of 1/29/2009

Greenhill
11

Executive Summary

Valuation Summary


Valuation Summary
Current $86.50/share offer
Initial $89/share proposal
Initial Valuation (as of 7/18/2008)
Unaffected Price
$81.82
Squeeze-out Premiums(1)
$86.85
$91.97
DCF Analysis(2)
$73.94
$81.54
Comparable Company Valuation(3)
$50.96
$78.30
52-Week High
$82.50
Wall Street Consensus Estimates
$84.89
Current Valuation (as of 1/29/2009)
Implied Unaffected Price
$64.03
$73.38
Squeeze-out Premiums(4)
$72.42
$85.86
DCF Analysis(5)
$77.27
$84.89
Comparable Company Valuation(6)
$47.85
$64.25
$40.00
$50.00
$60.00
$70.00
$80.00
$90.00
$100.00

Source: Genentech filings, IBES estimates, June LRP Summary, received June 2008

(1) Represents minimum and maximum price of the implied one-day (12.4%), one-week (15.2%) and one-month (16.9%) precedent squeeze-outs premiums statistics as of 7/18/2008 applied to the one-day ($81.82), one-week ($75.39) and one-month ($74.76) unaffected share prices, respectively

(2) Represents the June LRP Summary DCF with a capital structure as of 7/18/2008 (basic shares and options outstanding as of 10Q for the period ending 3/31/2008 and balance sheet as of Genentech's 2Q 2008 earnings release for the period ending 6/30/2008). Represents 2.0% - 3.0% perpetuity growth rate range

(3) Based on 2009E EV/EBITDA multiple range of 11.0x – 13.0x and 2009E P/E multiple range of 16.0x – 18.0x

(4) Represents minimum and maximum price of the implied one-day (13.1%), one-week (15.6%) and one-month (17.0%) precedent squeeze-outs premiums statistics as of 1/29/2009 applied to the implied unaffected price range ($64.03 - $73.38)

(5) Represents the June LRP Summary DCF with a capital structure as of 1/29/2009 (basic shares and options outstanding as of 10Q for the period ending 9/30/2008 and balance sheet as of Genentech's 4Q 2008 earnings release for the period ending 12/31/2008). Represents 2.0% - 3.0% perpetuity growth rate range

(6) Based on 2009E EV/EBITDA multiple range of 8.0x – 10.0x and 2009E P/E multiple range of 15.0x – 17.0x

Greenhill
12

Table of Contents Executive Summary Valuation Supporting Materials

Discounted Cash Flow Analysis June LRP Summary at 35% Tax Rate Discounted Cash Flow Analysis Source: Genentech filings, June LRP Summary, received June 2008, Genentech 4Q 2008 earnings release Note: Assumes 35.0% tax rate, 9.0% discount rate, 2.0% - 3.0% terminal perpetuity growth rate, valuation date as of 12/31/2008 and midpoint convention (1) Includes depreciation of PP&E, amortization of intangible assets and impairment of intangible assets (2) The June LRP Summary includes projections for taxes associated with pre-tax income for the first 5 years of its projection period. The June LRP Summary does not incorporate taxes into its free cash flow calculation. The above analysis includes an assumed 35.0% tax rate (3) As per Genentech's free cash flow calculation. Includes (increase) / decrease in other long-term assets and liabilities Includes the purchase of PP&E and the purchase of intangible assets As per Genentech's free cash flow calculation in the June LRP Summary Based on $599 million of commercial paper, $2,475 million of long-term debt, $2,891 million of cash and cash equivalents and $1,614 million of short- term investments, as per Genentech's earnings release for the period ending 6/30/2008 On balance sheet as long-term marketable securities. Assumes these securities are liquid and are not difficult to value Based on 1,050.9 million shares outstanding and 71 million options outstanding at a weighted average exercise price of $55.78 and 17 million options outstanding at a weighted average exercise price of $85.97, as per Genentech's 10-Q for the period ending 3/31/2008 Based on $500 million of commercial paper, $2,329 million of long-term debt and $6,198 million of cash, cash-equivalents and short-term investments, as per Genentech's 4Q 2008 earnings release for the period ending 12/31/2008 Based on 1,052.0 million shares outstanding and 76.8 million options outstanding at a weighted average exercise price of $62.45 and 1.2 million options outstanding at a weighted average exercise price of $92.66, as per Genentech's 10-Q for the period ending 9/30/2008 Implied Value at 1/29 Capital Structure Implied Value at 7/18 Capital Structure Valuation Supporting Materials

Roche has publicly announced that it expects to realize $750 million to $850 million in annual run-rate synergies via the full integration of Genentech, which implies a per share value of $5.43 to $6.16(1) Roche intends to realize the value of nearly 40% of the run-rate synergy components whether or not it acquires the publicly held Genentech shares However, Roche has included these components in its publicly disclosed run-rate synergies estimate Roche's run-rate synergy estimates were developed based on a detailed bottom- up plan Synergies Assumptions Based on Roche Plan Source: Genentech filings, Roche (1) Based on 30.0% tax rate, 9.0% WACC and 0.0% perpetuity growth rate. Assumes fully diluted share count of 1,073.5 million shares as of 7/18/2008 (2) Roche headcount reductions and G&A synergies include savings related to service cost centers (3) Genentech G&A savings are estimated assuming approximately 18% of G&A as per Genentech June LRP Summary, adjusted for Genentech royalty pass-throughs included in G&A Valuation Supporting Materials (2,3) Achievable Synergies - Standalone vs. Transaction ($ in millions)

Squeeze-Out Analysis Minority Squeeze Outs(1) Source: Company filings, press releases, Bloomberg, Factiva Includes all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. Excludes 8 squeeze-outs effectuated as part of a broader change of control transaction. Also includes the squeeze-out of Shell Canada and Fox Entertainment Implied premiums are calculated assuming "unaffected" dates prior to the squeeze-out transaction announcement date, based on the date of any significant market speculation / rumors, as reported by news articles available via Bloomberg or Factiva (2) (2) (2) (2) Valuation Supporting Materials

Implied Premiums Comparison of Trading Metrics to Precedent Squeeze-Out Benchmarks Valuation Supporting Materials Premiums Implied by $89.00 / Share Proposal Median 1 Month Premium Paid (16.9%)(1) Median 1 Week Premium Paid (15.2%)(1) Median 1 Day Premium Paid (12.4%)(1) Source: Thomson Financial, Capital IQ Note: Squeeze-out premiums paid based on analysis including all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. Excludes 8 squeeze-outs effectuated as part of a broader change of control transaction. Also includes the squeeze-out of Shell Canada and Fox Entertainment Squeeze-out premium statistics as of 7/18/2008 Squeeze-out premium statistics as of 1/29/2009 Pre 7/21 "Unaffected" Market Prices 30 Day Average Price Premiums Implied by $86.50 / Share Offer Median 1 Month Premium Paid (17.0%)(2) Median 1 Week Premium Paid (15.6%)(2) Median 1 Day Premium Paid (13.1%)(2) Pre 7/21 "Unaffected" Market Prices 30 Day Average Price Roche's initial proposal and subsequent offer imply one week and one month premiums in-line with precedent squeeze-out transaction premiums

Comparable Companies Trading Statistics as of 7/18/2008 Source: FactSet, Capital IQ, IBES, Company Filings as of 7/18/2008 Core comparables represent publicly traded pharmaceutical companies with significant oncology and immunology businesses Based on 1,050.9 million shares outstanding and 71 million options outstanding at a weighted average exercise price of $55.78 and 17 million options outstanding at a weighted average exercise price of $85.97, as per Genentech's 10-Q for the period ending 3/31/2008 Assumes net debt includes $1,832 million long-term marketable securities, as per Genentech 2Q 2008 earnings release for the period ending 6/30/2008 (1) (3) (3) Valuation Supporting Materials (2) (2)

Source: Bloomberg, Capital IQ, Analyst research Consensus Price Target: $84.89 Analyst Price Targets As of 7/18/2008 Analyst Price Targets as of 7/18/2008 Roche's initial $89/share proposal exceeded the consensus analyst price target of $84.89/share as of July 18, 2008 Since the $84.89 price target preceded Roche's proposal, this price target theoretically reflects an unbiased estimate of Wall Street's consensus views regarding Genentech value Fundamental implied valuations have declined, based on analysts' recent projections vis-a-vis prior projections, due to Genentech's lowered 2009 outlook Valuation Supporting Materials

Comparable Companies Trading Statistics as of 1/29/2009 (1) Valuation Supporting Materials (3) (3) (2) (2) Source: FactSet, Capital IQ, IBES, Company Filings as of 1/29/2009 Core comparables represent publicly traded pharmaceutical companies with significant oncology and immunology businesses Based on 1,052.0 million shares outstanding and 76.8 million options outstanding at a weighted average exercise price of $62.45 and 1.2 million options outstanding at a weighted average exercise price of $92.66, as per Genentech's 10-Q for the period ending 9/30/2008 Assumes net debt includes $3,347 million long-term marketable securities, as per Genentech 4Q 2008 earnings release for the period ending 12/31/2008

Comparable Company Multiple Analysis Based on June LRP Summary ($ in millions, except per share amounts) Comparable Company Valuation as of 7/18/2008 Source: Genentech June LRP Summary, received June 2008, Company filings, Capital IQ, IBES Based on ($3,263.0) million of net debt, including $1,832 million in long-term marketable securities, as per Genentech 2Q 2008 earnings release for the period ending 6/30/2008 Based on 1,050.9 million shares outstanding and 71 million options outstanding at a weighted average exercise price of $55.78 and 17 million options outstanding at a weighted average exercise price of $85.97, as per Genentech's 10-Q for the period ending 3/31/2008 Assumes 42.1% effective tax rate, as per Genentech June LRP Summary, received June 2008 Based on ($6,716.0) million of net debt, including $3,347 million in long-term marketable securities, as per Genentech 4Q 2008 earnings release for the period ending 12/31/2008 Based on 1,052.0 million shares outstanding and 76.8 million options outstanding at a weighted average exercise price of $62.45 and 1.2 million options outstanding at a weighted average exercise price of $92.66, as per Genentech's 10-Q for the period ending 9/30/2008 Comparable Company Valuation as of 1/29/2009 Valuation Supporting Materials

Valuation Supporting Materials

Implied Unaffected Genentech Share Price

Offer Provides Premium to Estimated Unaffected Share Price

Until recently, Genentech's post-7/21/2008 performance has tracked its peers closely

Since the proposal on 7/21/2008, public comparable multiples have declined 10.3% to 14.8x for 2009E P/E multiples and 22.6% to 8.7x for 2009E EV/EBITDA multiples

Applying the 10.3% and 22.6% decreases in comparable company multiples to Genentech's 7/18/2008 P/E and EV/EBITDA multiples, respectively, would yield an unaffected price range of $64.03(1) to $73.38(2)

One Year Relative Stock Price Performance vs. Peers and S&P 500


7/21: $89.00 Proposal
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Genentech
Genentech Peer Group
S&P 500

Illustrative Implied Unaffected Price


2009E P/E Multiples
2009E EV/EBITDA Multiples
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
21.1x
16.5x
10.3% Decrease
18.9x
14.8x
14.1x
11.3x
22.6% Decrease
10.9x
8.7x
7/18 P/E Multiples
1/29/09 P/E Multiples
7/18 EV/EBITDA Multiples
1/29/09 EV/EBITDA Multiples
Genentech Multiple
Peer Median Multiple

Source: Capital IQ, FactSet

Note: Peer Group includes Amgen, Biogen Idec, Celgene, Cephalon, Genzyme and Gilead Sciences

(1) A 10.3% decrease in Genentech's 2009E P/E multiple implies an unaffected 2009E P/E of 18.9x. Assuming IBES consensus 2009E net income of $4,160 million and fully diluted shares outstanding of 1,073.5 million as of 7/18/2008 implies a unaffected price of $73.38

(2) A 22.6% decrease in Genentech's 2009E EV/EBITDA multiple implies an unaffected 2009E EV/EBITDA of 10.9x. Assuming IBES consensus 2009E EBITDA of $5,991 million, net debt of ($3,263) million and fully diluted shares outstanding of 1,073.5 million as of 7/18/2008 implies a unaffected price of $64.03

Greenhill

22

Implied Unaffected Premiums at $86.50 / Share Comparison of Trading Metrics to Precedent Squeeze-Out Benchmarks Valuation Supporting Materials Premiums Implied by $86.50 / Share Offer Median 1 Month Premium Paid (17.0%)(1) Median 1 Week Premium Paid (15.6%)(1) Median 1 Day Premium Paid (13.1%)(1) Source: Thomson Financial, Capital IQ Based on analysis including all completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. Excludes 8 squeeze-outs effectuated as part of a broader change of control transaction. Also includes the squeeze-out of Shell Canada and Fox Entertainment. Squeeze-out premium statistics as of 1/29/2009 Implied Unaffected Price Roche's $86.50/share offer implies a 17.9% - 35.1% premium over Genentech's implied unaffected price